SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                        Commission File Number     0-18410
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                          NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB [ ] Form N-SAR
For Period Ended:     MARCH 31, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
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                        PART I.  REGISTRANT INFORMATION

Full name of registrant   THE PRODUCERS ENTERTAINMENT GROUP LTD.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

5757 WILSHIRE BOULEVARD, PENTHOUSE #1
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City, State and Zip Code    LOS ANGELES, CALIFORNIA 90036
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                       PART II.  RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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     [X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by May 15, 1998, the required filing date, without unreasonable effort and expense.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  IRWIN MEYER                                                (213)634-8634
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       (Name)                                     (Area Code)(Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [x] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE PRODUCERS ENTERTAINMENT GROUP LTD.

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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    MAY 18, 1998                   By        /S/ IRWIN MEYER
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                                       Name:  Irwin Meyer

                                 Title: President and Chief Executive Officer

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PART IV QUESTION #3
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  During the three month period ended March 31, 1998, the Company anticipates reporting revenues of approximately $6.2 million compared to revenues of $3.4 million for the same period last fiscal year. Earnings for three month period ended March 31, 1998 are expected to be approximately $160,000 compared to a loss of $1 million for the same period last fiscal year. The Company attributes the change in its operating results to numerous events including but not limited to, the results of its acquisition of Grosso-Jacobson Entertainment in October 1997, an increase in the Company's production of television movies and various joint ventures, co-productions and distribution arrangements with independent third parties.

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